Exhibit 12.1

OfficeMax Incorporated and Subsidiaries

Ratio of Earnings to Fixed Charges

						Nine Months Ended September 30
	Year Ended December 31						(Restated)
	1999	2000	2001	2002	2003	2003	2004
	(thousands)

Interest costs	$146,124	$152,322	$129,917	$133,762	$134,930	$96,524	$123,826
Guarantee of interest on ESOP debt	12,856	10,880	8,732	6,405	3,976	3,020	905
Interest capitalized during the period	238	1,458	1,945	3,937	391	352	28
Interest factor related to noncapitalized leases (a)	13,065	13,394	11,729	11,128	15,974	8,422	84,900

Total fixed charges	$172,283	$178,054	$152,323	$155,232	$155,271	$108,318	$209,659

Income (loss) before income taxes, minority interest and cumulative effect of accounting changes	$355,940	$298,331	$(48,558)	$(12,214)	$19,297	$9,792	$279,514
Undistributed (earnings) losses of less than 50%- owned entities, net of distributions received	(6,115)	(2,061)	8,039	2,435	(8,695)	(4,351)	(6,291)
Total fixed charges	172,283	178,054	152,323	155,232	155,271	108,318	209,659
Less: Interest capitalized	(238)	(1,458)	(1,945)	(3,937)	(391)	(352)	(28)
Guarantee of interest on ESOP debt	(12,856)	(10,880)	(8,732)	(6,405)	(3,976)	(3,020)	(905)

Total earnings before fixed charges	$509,014	$461,986	$101,127	$135,111	$161,506	$110,387	$481,949

Ratio of earnings to fixed charges	2.95	2.59	—	—	1.04	1.02	2.30

Excess of fixed charges over earnings before fixed charges	$—	$—	$51,196	$20,121	$—	$—	$—

(a)           Interest expense for operating leases with terms of one year or longer is based on an imputed interest rate.